UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of February 2021

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

ASSAÍ
ATACADISTA

Fourth Quarter and Full Year

2020 EARNINGS RELEASE

ASSAÍ
ATACADISTA

São Paulo, February 22, 2021 - Assaí announces its results for the fourth quarter (4Q20) and full year of 2020. All comparisons are with the same period in 2019, except where stated otherwise. All comments related to adjusted EBITDA exclude the non-recurring effects from the periods. Moreover, starting from 2019, the results include the effects of IFRS 16/CPC 06 (R2) – Leases, which eliminates the distinction between operating and financial leases. The comments reflect the corporate restructuring approved at the Extraordinary Shareholders Meeting held on December 31, 2020 (spin-off), by which six gas stations and the Grupo Éxito operation were transferred to Companhia Brasileira de Distribuição (GPA). As such, the numbers in this earnings release reflect the pure "Cash & Carry" business operated under the Assaí brand, except where otherwise indicated.

● Significant revenue growth of 33% in 4Q20, driven by rapid and successful organic expansion (+13%) and by consistent “same-store” performance (+20%). In the year, gross sales revenue totaled R$39.4 billion, an increase of approximately R$9 billion (30%), higher than the CAGR of 28% in the last decade, resulting in the continuity of market share gains.

● Strong performance by the 19 stores inaugurated during the year in ten different states, two of them new: Maranhão and Roraima. Nine stores were inaugurated in 4Q20.

● Gross margin maintained at 17.1% in 4Q20 despite strong growth during the period, mainly reflecting the maturation of new stores and adequate level of competitiveness. Reduction of operating expenses by 50 bps, importantly contributing to the profitability of the quarter.

● Adjusted EBITDA amounted to R$879 million in 4Q20, increasing R$255 million, with record margin of 8.2%, up 40 bps. In 2020, adjusted EBITDA came to R$2.7 billion, increasing R$750 million, with margin of 7.5% (50 bps), underlining the progressive operational improvement observed in recent years despite the accelerated expansion of stores.

● Net income of R$299 million in 4Q20, up 31%, net margin was 2.8%, thanks to improved operational performance. In 2020, net income reached R$1.0 billion, up 25%. Net margin stood at 2.8%.

● Strong operating cash generation of R$2.1 billion in the year, driven by significant sales growth and maturation of new stores, demonstrating the self-sufficiency to sustain the accelerated pace of expansion and maintenance of the store mix, investments on which totaled R$1.3 billion in 2020. Net Debt/Adjusted EBITDA* ratio reached -1.76x in 2020, improving significantly from 2019 (-3.77x).

● Approval of the request for listing and admission to the trading of Sendas (Assaí) shares in the Novo Mercado segment of the B3 and listing of ADS on the New York Stock Exchange (NYSE).
Shares will be traded as of March 1.

*Adjusted EBITDA pre-IFRS 16

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MESSAGE FROM MANAGEMENT

The year 2020 was marked by several learning experiences that proved Assaí's ability to reinvent itself quickly and remain resilient to the new scenario brought on by the pandemic. It was a year when we cared for the safety of our customers and employees every day while also striving to keep the stores functioning and supplied.

Year of overcoming obstacles while prioritizing care for customers and employees: During 2020, we donated over 65,000 baskets with food, cleaning and personal hygiene products through our 112 partner charities, which benefited more than 262,000 people all over the country. To provide financial assistance to micro-entrepreneurs and small community businesses in highly vulnerable regions, we contributed to the social and microcredit funds Fundo Periferia Empreendedora and Fundo Coalização Éditodos. We also offered subsidies for the maintenance of small informal businesses, family producers, cooperatives and institutions. We also took important operational decisions during the pandemic: we gave the regional units and store managers greater autonomy and introduced more than 270 operational changes to make the units safer in terms of public health aspects.

Solid financial results and market share gains: Even during such a challenging year as a result of the pandemic and the economic scenario in Brazil, Assaí maintained a brisk pace of expansion, gaining market share and consolidating the brand in regions where it was already present as well as in new markets – in 2020 we entered the states of Maranhão and Roraima. As such, we ended the year with 19 stores inaugurated, for a total of 184 stores in 23 states and the Federal District.

Gross sales revenue increased 30% from 2019 to end 2020 at R$39.4 billion, representing growth of R$9 billion in the year. We also registered 38.4% growth in EBITDA, which totaled R$2.7 billion, and net income of over R$1.0 billion. In 2020, we created over 5,000 new jobs across Brazil, leveraged by growth and business expansion.

Profitable growth: The accelerated schedule of inaugurations in the last five years was entirely funded by our own operations and this dynamic should be maintained going forward. The success of the organic growth strategy involves complex projects related to both store location and maturation. Our operation has a nationwide footprint, but with a business model adapted to each region. The result is an excellent performing, well-balanced business with high potential for growth and expansion across the country. For instance, the 35 largest Assaí stores are located in 15 different Brazilian states.

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Organizational culture is a differential of our business: We grew from 8,000 to 50,000 employees in a span of nine years, becoming one of the country's 10 largest private employers. To disseminate a value-driven culture, we also focus on the growth of our people through a career development program in which we give priority to internal transfers, while offering growth opportunities and stimulating a sense of belonging among our employees. In 2020, over 1.4 million hours of training were administered. In addition, our internal engagement survey revealed an extraordinary finding: 88% of our employees demonstrated commitment to the company, stating that they are satisfied and determined to build their career in the company. In 2011, the first year of the survey, this figure was 41%.

Since we believe we can and must generate positive impacts on society, we reinforced the diversity agenda of the Company, further strengthening our diversity and inclusion practices. At the end of 2020, we launched our first Diversity Group. We are also committed to the development of entrepreneurs through the Assaí Bons Negócios Academy, which organizes training programs exclusively for black people.

Spin-off – new challenges and high level of governance under the leadership of a highly experienced team: With the spin-off, Assaí has, for the market, become a pure player in the Cash & Carry segment, the main food channel for Brazilian households, according to Nielsen. Assaí will be listed as of the 1st of March, as already announced to the market in Material Fact on February 19th, after all the authorizations are obtained from regulatory bodies in February. This will enable us to operate autonomously, with a separate management setup and the focus on our business model and market opportunities.

At the end of 2020, we established a new Board of Directors, which includes three independent members with vast experience and excellent reputation to collaborate in the Company's new cycle. Also, Assaí comes into existence already in the Novo Mercado segment, the highest level of corporate governance on the São Paulo Stock exchange (B3).

This year, the Company continues its extraordinary growth trajectory, marked by an intensive pace of store openings, gaining market share and improving its profitability – all this achieved as a consequence of the excellent execution of a uniquely experienced team, which will continue to drive the company’s strategy.

Regionalization and new stores: In 2021, we will remain alert to the complex social and economic scenario unfolding in Brazil, while strengthening our efforts to adapt our assortment, product offering and communication to each region. Our goal is to open 28 new stores in 2021 and more than 25 stores per year by 2023. And for each of these stores to be successful, we know that, besides offering low prices, we must offer the best buying experience. In this regard, we will expand the butchery project (launched last year) to more units in all the regions over the coming months.

Customer recognition: Such results are reflected in recognition among our customers. In 2020, Assaí was among Brazil's 25 most valuable brands and appeared in the ranking of Empresa Mais Estadão in three positions: Most Efficient Retailer (1st place), Greater Economic Impact (2nd place) and Southeast Highlight (2nd place). Our history and well-established relationships give us the strength to continue serving our customers, contributing to society and growing in a sustainable manner, while creating value for our stakeholders and prosperity for all. They also consolidate our mission of delivering solid economic and financial results as part of a more robust agenda of governance and of positive social and environmental impact.

The Management

4

SALES PERFORMANCE

Total sales grew significantly (33.4%) during yet another quarter, reaching R$11.6 billion and adding R$2.9 billion, the highest sales growth in the history of the business.

This performance was driven by the opening of 19 stores, rapid maturation of stores opened in the last 24 months, gradual resumption of food service, continued growth in the share of individual customers and food inflation. Successful commercial actions were rolled out, such as “Write a new story,” "Black Friday," "Christmas present with you," and "Happy New Year with Assaí." As a result, average ticket outgrew inflation.

The accelerated pace of expansion in recent years contributed to the solid sales growth of approximately 30% in 2020. In the year, revenue increased by around R$9 billion to R$39.4 billion, resulting in continued market share gains during the period.

Same-store sales grew 19.6% in 4Q20 and 14.1% in 2020, demonstrating the wide acceptance of the business model and its capacity to rapidly adapt to diverse market scenarios.

Gross Sales Revenue (R$ '000)

5

STORE OPENINGS

In line with the strategy of expanding the banner's nationwide footprint, nine new stores were inaugurated in 4Q20, bringing total store openings to 19 in 2020 (16 organic and three conversions from Extra Hiper), in ten states, entering two new states (Maranhão and Roraima). In addition, seven stores are under construction and other three Extra Hiper stores are being converted and transferred to Assaí before the conclusion of the spin-off. In addition, the Company has 40 plots of land in its portfolio for future store expansions.

Number of Stores per Region

6

OPERATING RESULT

4Q20

During yet another quarter, Assaí's net revenue surpassed R$10 billion, representing a significant growth of 33.7% (R$2.7 billion), driven by the strong performance by the 19 stores inaugurated in the last 12 months, as well as by same-store sales and the effect of inflation, especially on commodities.

Gross profit grew 33.5% to R$1.8 billion, while gross margin remained stable (17.1%), despite the nine stores inaugurated in the quarter, mainly reflecting the maturation of stores resulting from the expansion in recent years and an adequate level of commercial competitiveness.

Selling, general and administrative expenses corresponded to 8.9% of net revenue in 4Q20, declining 50 bps from 4Q19, due to strong sales growth in the quarter and strict control of expenses.

Adjusted EBITDA totaled R$879 million, growing significantly by R$255 million (41.0%) and outgrowing gross revenue by 760 bps. Margin stood at 8.2%, underscoring the solid business model and successful expansion efforts in recent years.

2020

The year 2020 posed huge challenges to all business segments in Brazil and the world, and Assaí operated with discipline and efficiency, which resulted in the highest net income in its history (R$35.9 billion), an increase of R$8.1 billion in the year. This result was driven by the excellent performance by the 19 stores inaugurated in the year and the maturation of stores opened in previous years. This solid performance resulted in a significant market share gain in the wholesale segment during the year, confirming Assaí's correct market positioning and successful commercial policy.

7

Gross profit grew 29.0% to R$5.9 billion, with gross margin of 16.4%, despite the numerous stores in maturation (41 stores opened in the last 24 months).

Selling, general and administrative expenses corresponded to 9.0% of net sales revenue in 2020, representing a significant reduction of 50 bps from 2019, thanks to strong sales growth in the year, largely due to the inflation on commodities combined with productivity gains.

Adjusted EBITDA totaled R$2.7 billion, growing significantly by R$750 million (38.4%) and outgrowing gross revenue by 890 bps. Margin stood at 7.5% (up 50 bps), underlining the progressive operational improvements in recent years and underscoring the strength of the business and the successful expansion.

Evolution of monthly sales per square meter and EBITDA margin

8

OTHER OPERATING INCOME AND EXPENSES

Other Income and Expenses resulted in an expense of R$108 million in 4Q20 (73% cash effect) and R$239 million in 2020 (72% cash effect).

The main impacts in the quarter were:

i) Corporate restructuring (Assaí spin-off): Accounted for 65% of total expenses and were related to the spin-off and listing of the Company, amounting to R$69.4 million;
ii) Tax contingencies: Mainly related to the provision of R$16.9 million (16% of total) pertaining to the IPI tax on imports, as per a decision of the Brazilian Supreme Court (STF);
iii) Expenses related to asset write-offs at stores: Totaled R$22.5 million (21% of total), mainly related to asset write-offs for store conversions. Note that expenses related to COVID-19 were not reclassified.

In the year, 36% of total expenses were related to asset write-offs at stores, 29% were related to the Company spin-off and listing project, 27% to COVID-19 in the first half of the year and 8% to tax contingencies.

Note that the year 2020 was atypical in terms booking "Other Operating Income and Expenses" due to the above reasons. In the three years prior to 2020, Assaí booked between 0.0% and 0.1% of net revenue as Other Operating Income and Expenses, as the chart shows:

Other Operating Income and Expenses

9

FINANCIAL RESULT

4Q20

Net financial result post-IFRS 16 was an expense of R$198 million in 4Q20, equivalent to 1.9% of net revenue. Considering the net financial expense of R$136 million in 4Q20, the result was in line with 4Q19, without the effect of interest on lease liabilities. The main variations were:

●       Cash and cash equivalents: The decline of R$10 million compared to 4Q19 results from the variation in the CDI rate, as well as the lower average cash volume in 4Q20;

●       Cost of debt: Decrease of R$77 million in 4Q20 vs. 4Q19, due to the reduction in the average CDI rate from 4.97% p.a. in 4Q19 to 1.90% p.a. in 4Q20 and the reduction in average debt from R$9.1 billion in 4Q19 to R$7.7 billion in 4Q20. On the other hand, bank debts/debentures were adjusted at fair value pursuant to IFRS 9 (CPC-48) in the amount of R$70 million.

2020

In 2020, Assaí's net financial result post-IFRS 16 was an expense of R$615 million, equivalent to 1.7% of net revenue. Considering the net financial expense of R$396 million in 2020, it increased R$199 million from 2019, without the effect of interest on lease liabilities. The main variations were:

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●	Cash and cash equivalents: The decline of R$26 million from 2019 is due to the variation in the CDI rate, as well as lower average cash volume in 2020;

●	Cost of debt: Increased R$158 million in 2020 compared to 2019. Debts in 2019 were contracted as from September and hence the appropriation of interest occurred only in 4Q19, while in 2020, interest accrued throughout the year. Moreover, bank debts/debentures were adjusted pursuant to IFRS 9 (CPC-48) in the amount of R$70 million, as explained for 4Q20.

●	Exchange Variation: Improvement of R$54 million, related to the exchange variation on dividends paid by Éxito.

NET INCOME

Net income from the Cash & Carry operations totaled R$299 million in 4Q20, with growth of 30.6% in continuing operations, and net margin of 2.8%, thanks to improved operational performance, the success of the Company's strategies and the reduction in financial expenses.

Net income from the Cash & Carry operations in 2020 totaled R$1,003 million and growth from continuing operations stood at 25.0%. Net margin was 2.8%.

Net income of the Company as per the Financial Statements, including six gas stations and operations of Grupo Éxito, totaled R$ 1,398 million in the year, with net margin of 3.9%.

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NET DEBT

To calculate the indicators in the table below, the Company does not consider the lease liabilities related to IFRS 16.

(1)	Adjusted EBITDA before IFRS 16 in the last 12 months.

Net debt, adjusted by the balance of unsold receivables, totaled R$4,151 million in 2020, down R$2,412 million from 2019, due to strong operational cash generation after investments of R$931 million, receipt of R$1,399 million in dividends from Éxito and R$505 million in SLB operations.

During the course of 2020, we amortized a portion of loans and interest totaling R$ 1,790 million.

The net debt/adjusted EBITDA ratio stood at -1.76x in 2020, significantly improving in relation to 2019 (-3.77x).

The Company ended 2020 with a solid financial position of R$3,532 million in cash, equivalent to 1.76x its short-term debt. Finally, the balance of unsold receivables totaled R$80 million.

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INVESTMENTS

In 4Q20, gross investments amounted to R$332 million and went mainly to the inauguration of nine Assaí stores (8 organic and 1 conversion from Hiper). At present, five stores are under construction.

In 2020, gross investments amounted to R$1,290 million and largely went to the inauguration of 19 stores (16 organic and 3 conversions from Hiper). Despite the challenging scenario, 2020 was a year of strong expansion for Assaí, which retained the strategy and pace of previous years. The Company ended 2020 with 184 stores, reaffirming the banner's positioning in the Southeastern and Northeastern regions and entering two new states: Maranhão and Roraima.

FINANCIAL SERVICES

Assaí offers its customers the Passaí card, an important credit instrument for building loyalty among individual customers since July 2017. With a portfolio of over 1.2 million cards, purchases made with the card had an average ticket 40% higher than Assaí's average ticket. The Passaí card ended the year with a portfolio of 1.2 million customers and annual revenue (inside and outside the chain) of R$5.6 billion, up 14% from the previous year.

Another product launched more recently is the Passaí credit and debit card POS machine targeted at legal entities, which is available in all the stores of the banner and offers high penetration potential.

Even in a year when the pandemic strongly affected credit supply, default levels in the Passaí portfolio and the FIC as a whole were a positive surprise. As such, net income from the FIC, despite a portion of revenues still in the recovery stage, came to R$82 million in the quarter and R$328 million in the year, up 25% from the previous year.

With the spin-off of Sendas, starting from December 31, 2020 the Company held approximately 18% interest in Financeira Itaú CBD. Equity income from said interest will be consolidated in Assaí's results starting from January 1, 2021.

13

LISTING OF SENDAS (ASSAÍ) ON B3’S NOVO MERCADO AND NYSE

Accordingly Material Fact on February 19, 2021, the Company communicated to the market that on February 10, 2021 was approved the request for listing and admission to the trading of Company shares in the Novo Mercado segment of the B3 S.A. – Brasil, Bolsa, Balcão and on February 12, 2021, it was approved the request for listing of the Company American Depositary Securities (“ADS”) representing its common shares on the New York Stock Exchange (“NYSE”).

GPA’s shareholders will receive, after the close of trading on February 26, 2021 (“Cut-off Date”), shares issued by Sendas, in proportion to their respective holdings in the capital stock of GPA. The common shares issued by GPA will be traded “with the right to receive shares issued by Sendas” under the ticket symbol “PCAR3” until the Cut-off Date, whilst as of March 1, 2021, GPA’s common shares will be traded “ex-distribution”, without the right to receive Sendas shares in the distribution and Sendas shares will be traded in the Novo Mercado segment under the ticker symbol “ASAI3”.

Sendas ADSs will be traded on the NYSE as of March 1, 2021 and continue up to and including March 5, 2021 on a “when-issued” basis under the ticker symbol “ASAI WI”. Sendas ADSs are expected to commence “regular way” trading on March 8, 2021, under the ticker symbol “ASAI”.

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APPENDICES - FINANCIAL STATEMENTS

The Appendices reflect the amounts shown in the financial statements of Sendas Distribuidora and operations under the Assaí brand (Cash & Carry), which reflects how the Company will operate starting from 2021.

I - Income Statement (Cash & Carry)

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I – Income Statement (Sendas Distribuidora)

16

II - Balance Sheet

17

III - Cash Flow

(R$ million)	Cash & Carry 2020	Cash & Carry 2019	Sendas (Controladora) 2020	Sendas (Controladora) 2019
Net Income (Loss) from Continuing Operations	1,003	867	1,398	1,154
Net Income (Loss) from Discontinued Operations	-	(107)	-	(107)
Net Income (Loss) for the period	**1,003**	**760**	**1,398**	**1,047**
Deferred income tax	(239)	22	(268)	133
Loss (gain) on disposal of fixed and intangible assets	46	(4)	46	(4)
Depreciation and amortization	527	408	537	417
Interests and exchange variation	660	400	491	410
Equity Income	-	-	(209)	(78)
Provision for contingencies	44	14	38	14
Share-Based Compensation	5	2	5	2
Reversal of Provision for obsolescence/breakage	10	7	10	7
Loss (gain) on write-off of lease liabilities	(4)	-	(4)	(1)
	2,052	**1,609**	**2,044**	**1,947**
Asset (Increase) decreases				
Accounts receivable	(67)	1	(66)	1
Inventories	(985)	(537)	(984)	(537)
Taxes recoverable	(224)	(37)	(8)	(397)
Dividends received	47	-	1,399	(40)
Other Assets	88	(103)	86	(101)
Related parties	1,576	(9,387)	(64)	(28)
Restricted deposits for legal proceeding	16	(5)	(11)	(1)
	451	**(10,068)**	**352**	**(1,103)**
Liability (Increase) decrease				
Suppliers	797	1,074	791	1,074
Payroll and charges	92	33	92	34
Taxes and Social contributions payable	246	46	526	32
Other Accounts Payable	82	16	(15)	114
Contingencies	(8)	(21)	(8)	(21)
Deferred revenue	(170)	(169)	(170)	(169)
Taxes and Social contributions paid	-	(91)	(67)	(91)
	1,039	**888**	**1,149**	**973**
Net cash generated from (used) in operating activities	**3,542**	**(7,571)**	**3,545**	**1,817**
Increase of capital in subsidiaries	-	-	-	(9,373)
Acquisition of property and equipment	(1,280)	(1,289)	(1,281)	(1,290)
Increase Intangible assets	(25)	(39)	(25)	(39)
Sales of property and equipment	610	362	610	362
Net cash from corporate reorganization	-	-	(14)	-
Net cash flow investment activities	**(695)**	**(966)**	**(710)**	**(10,340)**
Cash flow from financing activities				
Increase of capital	650	2,003	650	2,003
Funding and refinancing	594	9,395	594	9,395
Payments of loans and financing	(1,786)	(1,915)	(1,786)	(1,915)
Dividend Payment	(310)	(260)	(310)	(260)
Lease liability payments	(326)	(234)	(327)	(235)
Net cash generated from (used) in financing activities	**(1,178)**	**8,989**	**(1,179)**	**8,988**
Cash and cash equivalents at the beginning of the year	1,863	1,411	1,876	1,411
Cash and cash equivalents at the end of the year	3,532	1,863	3,532	1,876
Change in cash and cash equivalents	**1,669**	**452**	**1,656**	**465**

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EARNINGS RELEASE CONFERENCE AND WEBCAST

Tuesday, February 23, 2021
10:00 a.m. (Brasília) | 8:00 a.m. (New York) | 1:00 p.m. (London)

Conference call in English (simultaneous translation)
Telephone: +1 412 717-9627
Webcast: click here.

Conference call in Portuguese (original language)
Telephone: +55 (11) 3181-8565
Webcast: click here.

Replay: +55 (11) 3193-1012 or +55 (11) 2820-4012
Access code for audio in English: 6414649#
Access code for audio in Portuguese: 9223138#

The conference call will also be available in audio format on http://ri.assai.com.br

INVESTOR RELATIONS CONTACTS

ri.assai@assai.com.br

http://ri.assai.com.br

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 22, 2021

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer and Investor Relations Officer